Prudential Series Fund

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

July 10, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to SEC Staff Comments on Preliminary Proxy Statement on Schedule 14A

To the Securities and Exchange Commission:

Prudential Series Fund (the “Trust”), pursuant to Regulation 14A under the Securities Act of 1934, on June 30, 2009 transmitted for filing with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) to be sent to shareholders of record of Natural Resources Portfolio (the “Fund”).

The Fund’s shareholders of record as of July 8, 2009 will be requested to consider and act upon the proposal at the meeting (the “Meeting”), and to transact such other business as may properly come before the Meeting to be held August 14, 2009 or any adjournment thereof, to approve a change to the Fund’s fundamental investment restriction relating to industry concentration (the “Proposal”).

This letter is intended to respond to telephone comments given by Ms. Michelle Roberts of the SEC staff (the “Staff”) to Ms. Katherine P. Feld of Prudential Investments LLC on July 1, 2009. The Staff’s comments and Registrant’s responses are set forth below.

1.	Comment

Revise the voting requirements and related disclosures to reflect that each insurance company offering the Fund as an investment option under its contracts (each a “Participating Insurance Company”), as record owner of the shares of the Fund, will vote the shares for which it does not receive instruction from the contract owner beneficially owning the shares, and the Participating Insurance Company will vote those shares (for the Proposal, against the Proposal, or abstain) in the same proportion as the votes cast in accordance with instructions received from contract owners.

Response

Requested disclosures will be been made in the definitive proxy statement relating to the Proposal to be transmitted by the Trust for filing with the SEC under Rule 14a-6(b) of Regulation 14A (the “Definitive Proxy Statement”).

2.	Comment

If one proxy statement is being delivered to two or more security holders who share an address (“householding”) in accordance with Rule 14a-3(e)(1), furnish the information required by Item 23 of Regulation 14A.

                Response

There will be householding of the Definitive Proxy Statement, and the appropriate disclosures for purposes of Item 23 of Regulation 14A will be made under the caption “Additional Information – Deliver of Proxy Materials to Households” in the Definitive Proxy Statement.

3.	Comment

If the proxy materials will be made available to shareholders on the Internet, Registrant shall make the disclosures required by Rule 14a-16.

Response

Registrant will not make the Definitive Proxy Statement or any additional proxy materials available to shareholders on the Internet.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, (ii) Staff comments or changes by Registrant to disclosure in the Proxy Statement in response to Staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ KATHERINE P. FELD

Katherine P. Feld

cc:	Ms. Michelle Roberts (SEC Staff)
Christopher Palmer, Esq. (Goodwin Procter LLP)